Exhibit 99.84

Fire & Flower Clarifies Forward-Looking Information

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED

STATES WIRE SERVICES/

TORONTO, Nov. 6, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX: FFLWF) (“FFHC” or the “Company”) wishes to provide additional information in respect of the events and circumstances that led to the withdrawal of certain forward-looking information contained in the Company’s prior disclosure. Prior to the Company’s filing of its management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 (the “Q2 MD&A”), the Company’s public disclosure included forward-looking information that the Company projected it would have 78 operating stores by the end of its fiscal 2020 year and be cash flow positive by the second half of its fiscal 2020 year (the “FLI”).

In the Q2 MD&A, the Company disclosed that its projected store count would be less than the number previously included in the FLI and that it does not intend to provide future forward-looking information with respect to its anticipated number of operating stores. In withdrawing the FLI, the Company considered a number of events and circumstances, including the following:

●	Construction on certain of the Company’s anticipated Ontario stores commenced in February 2020 with expected completion in April 2020. As a result of COVID-19 related construction delays, construction of the first stores were not completed until May and June 2020.Additionally, commencing in June 2020, the Company received revised licensing timelines from the Alcohol and Gaming Commission of Ontario that indicated that the licensing of certain stores would be delayed beyond the Company’s original forecast.

●	In Saskatchewan, the Company’s previous projection of store counts was informed by the province’s announcement in October 2019 that it would commence open licensing by September 2020. The Company assumed that municipalities in Saskatchewan would develop a regulatory framework for cannabis retailers that would allow retailers (like the Company) to construct retail cannabis stores and be ready for operations by the time the open licensing process commenced. By July 2020, municipal regulatory regimes in the province were still in development, resulting in delays in the opening of cannabis retail stores in certain municipalities where the Company had forecasted having stores open prior to the end of its fiscal 2020 year.

●	In Manitoba, the Company expected that the timeline to obtain the necessary permits and licences and to secure the requisite real estate to commence operations would be similar to timelines in other provinces. However, the Company experienced delays from the applicable regulatory bodies with respect to the granting of certain licences and permits. Additionally, the Company determined that the commercial real estate market in Manitoba was different than what the Company had experienced in other jurisdictions, particularly with respect to the negotiation of leases which could be terminated by the Company on a shorter notice period in the event of licensing delays. Accordingly, the Company decided to delay the entering into of certain leases until there was greater certainty with respect to the licensing of stores in Manitoba.

●	In British Columbia, the Company experienced a longer than expected delay in receiving permits to construct certain stores in Vancouver. Although the Company received approval in principle for two Vancouver stores in July 2020, the Company experienced further delays in obtaining building permits for such locations. As a result of the experience with the applicable regulatory bodies in British Columbia, the Company determined that regulatory approval would take longer than initially anticipated.

As the Company’s cash flow is impacted by the number of operating retail stores, the delays to the opening of additional retail cannabis stores motivated the Company to withdraw the FLI with respect to timing of when the Company anticipates being cash flow positive.

Upon completion of the Company’s previously announced proposed acquisition of Friendly Stranger Holdings Corp., the Company is expected to have 66 licensed cannabis retail stores operating across Canada and an additional 9 stores formally admitted to the queue for licensing in Ontario.

The Company is targeting further growth of licensed cannabis stores through additional pending applications for retail store licences in Manitoba, Saskatchewan, Alberta and British Columbia.

This press release is being issued at the request of the Ontario Securities Commission and in connection with a continuous disclosure review of the Company.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.Forward-looking statements in this news release include, but are not limited to, statements in respect of the Company’s proposed acquisition of Friendly Stranger Holdings Corp. and the Company’s anticipated number of operating stores.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 17:15e 06-NOV-20